Exhibit 99.1

Grab Reports Third Quarter 2023 Results

•
Revenue grew 61% year-over-year to $615 million1
•
Loss for the period improved by 71% year-over-year to $99 million
•
Group Adjusted EBITDA grew to $29 million, delivering Grab’s first Adjusted EBITDA profitable quarter

Group Third Quarter 2023 Key Operational and Financial Highlights

($ in millions, unless otherwise stated)	Q3 2023	Q3 2022	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency3)
Operating metrics:
GMV	5,341	5,080	5%	6%
On-Demand GMV[2]	4,015	3,525	14%	14%
MTUs (millions of users)	36.0	33.5	7%
GMV per MTU ($)	148	151	-2%	-2%
Partner incentives	165	199	-17%
Consumer incentives	216	277	-22%

Financial measures:
Revenue[1]	615	382	61%[1]	62%[1]
Loss for the period	(99)	(342)	71%
Total Segment Adjusted EBITDA	221	47	367%
Adjusted EBITDA	29	(161)	NM

__________

1 Deliveries revenues benefited in Q3 2023 due to a business model change implemented in Q4 2022 for certain delivery offerings in one of our markets from being an agent arranging for delivery services provided by our driver-partners to end-users, to being a principal whereby Grab is the delivery service provider contractually responsible for the delivery services provided to end-users. Assuming the change in business model had occurred in 2022, Q3 2023 Group revenue growth would have been 35% YoY.

2 On-Demand GMV is defined as the sum of Mobility and Deliveries GMV.

3 We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

●
Revenue grew 61% year-over-year (“YoY”) to $615 million in the third quarter of 2023, and 62% YoY on a constant currency basis3, primarily attributed to growth across all our segments, continued incentive optimization and a change in business model for certain delivery offerings in one of our markets1.

●
Total GMV grew 5% YoY, and 6% YoY on a constant currency basis, primarily attributed to growth in Mobility and Deliveries GMV, and Group MTUs growing 7% YoY. Notably, On-Demand GMV2 grew 14% YoY and 3% quarter-over-quarter (“QoQ”).

●
Foreign exchange currency fluctuations impacted our results during the quarter. Total revenue and GMV grew 8% and 2% QoQ respectively, while on a constant currency basis, they grew by 10% and 3% QoQ, respectively.

●
Total incentives were 7.1% of GMV in the third quarter, compared to 9.4% in the same period in 2022, demonstrating our continued focus on improving the health and efficiency of our marketplace.

●
Loss for the quarter was $99 million, representing a 71% improvement YoY, primarily due to the improvement in Group Adjusted EBITDA and a reduction in net interest expenses, fair value losses on investments, and share-based compensation expenses. Our loss for the quarter included $70 million in non-cash share-based compensation expenses.

●
Group Adjusted EBITDA turned positive for the first time at $29 million for the quarter, an improvement of $190 million compared to negative $161 million for the same period in 2022, as we continued to grow GMV and revenue, while improving profitability on a Segment Adjusted EBITDA basis and lowering regional corporate costs.

●
Regional corporate costs4 for the quarter was $192 million, compared to $208 million in the same period in 2022, as we continued to drive cost efficiencies across the organization. Overhead expenses declined 9% YoY, primarily driven by lower staff costs.

●
Cash liquidity5 totaled $5.9 billion at the end of the third quarter, compared to $5.6 billion at the end of the prior quarter. Our net cash liquidity6 was $5.2 billion at the end of the third quarter, compared to $4.9 billion at the end of the prior quarter.

_________

4 Regional corporate costs are costs that have not been attributed to any of the business segments, including certain costs of revenue, research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs.

5 Cash liquidity includes cash on hand, time deposits, and marketable securities.

6 Net cash liquidity includes cash liquidity less loans and borrowings.

Segment Financial and Operational Highlights

Deliveries

($ in millions, unless otherwise stated)	Q3 2023	Q3 2022	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
GMV	2,608	2,439	7%	8%

Financial measures:
Revenue[7]	306	171	79%[7]	82%[7]
Segment Adjusted EBITDA	88	9	917%

●
Deliveries revenue grew 79% YoY, or 82% YoY on a constant currency basis, to $306 million in the third quarter from $171 million in the same period in 2022. The strong growth was primarily attributed to a reduction in incentives, GMV growth, and a change in business model of certain Deliveries offerings in one of our markets7.

●
Deliveries GMV continued to grow in the third quarter by 7% YoY, or 8% YoY on a constant currency basis, and 1% QoQ or 3% QoQ on a constant currency basis. Growth was underpinned by robust demand, as we improved affordability of our services and drove user engagement via GrabUnlimited. In particular, Deliveries transactions and average order frequency both increased 2% QoQ.

●
As we drive greater affordability of our services and expand Saver deliveries to more cities, adoption continues to track healthily, increasing average order frequency among existing users and enabling Grab to serve new users. In Malaysia and Singapore where the services were first launched, the penetration of Saver has reached over a third of Deliveries MTUs.

●
GrabUnlimited also continues to enhance user engagement on our platform. During the quarter, GrabUnlimited subscribers spent 4.2x more in Food Deliveries relative to non-subscribers and continued to have average retention rates8 that were approximately 2x higher than non-subscribers.

●
Deliveries segment adjusted EBITDA as a percentage of GMV expanded to 3.4% in the third quarter of 2023 from 2.7% in the second quarter of 2023 and 0.4% in the third quarter of 2022, amid further optimization of incentives spend, increased operational efficiencies and GMV growth.

●
During the quarter, we also focused on enhancing driver efficiency and earnings. Batching rates improved 330 basis points QoQ and 520 basis points YoY, while average driver-partner earnings per transit hour for batched orders were 5% higher compared to unbatched orders.

________

7 Deliveries revenues benefited in Q3 2023 due to a business model change implemented in Q4 2022 for certain delivery offerings in one of our markets from being an agent arranging for delivery services provided by our driver-partners to end-users, to being a principal whereby Grab is the delivery service provider contractually responsible for the delivery services provided to end-users. Assuming the change in business model had occurred in 2022, Q3 2023 Deliveries revenue growth would have been 26% YoY.

8 Average 6-month retention rates of GrabUnlimited subscribers in Indonesia, Malaysia, Philippines, Singapore and Thailand from April to September 2023.

Mobility

($ in millions, unless otherwise stated)	Q3 2023	Q3 2022	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
GMV	1,407	1,086	30%	30%

Financial measures:
Revenue	231	176	31%	31%
Segment Adjusted EBITDA	180	135	33%

●
Mobility revenues continued to grow strongly, rising 31% YoY, and on a constant currency basis, during the third quarter. The increase was mainly attributed to our efforts to improve supply across the region, which enabled us to capture the recovery in tourism ride-hailing demand, and the growth in domestic demand.

●
Mobility GMV increased 30% YoY and on a constant currency basis, driven by frequency uplifts and more users adopting our economical Mobility offerings. Mobility transactions increased 37% YoY and 12% QoQ, and Mobility MTUs grew 24% YoY and 6% QoQ.

●
Mobility segment adjusted EBITDA as a percentage of GMV was 12.8% in the third quarter of 2023, increasing from 12.5% in the same period last year.

●
During the quarter, we continued to increase active driver supply while optimizing our existing driver supply to meet the strong demand growth. In the third quarter of 2023, monthly active driver supply increased by 9% YoY, while earnings per transit hour9 of driver-partners on our platform increased 8% YoY. Our efforts to improve supply have resulted in surged Mobility rides10 as a proportion of total rides reducing by 243 basis points YoY and 111 basis points QoQ.

●
Our efforts to drive frequency and bring new user segments onto our platform by improving the affordability of our services are gaining traction. During the quarter, Mobility MTUs and transactions in the Philippines grew 18% and 28% QoQ, respectively, primarily driven by the re-launch of the enhanced MOVE IT app in May, our two-wheel ride-hailing service in the country.

________

9 Earnings per transit hour across both Mobility and Deliveries.

10 Surged Mobility rides are defined as completed rides where demand exceeds supply in a specified region and/or where pricing regulations adherence is required.

Financial Services

($ in millions, unless otherwise stated)	Q3 2023	Q3 2022	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
Pre-Interco Total Payment Volume (TPV)	3,889	3,833	1%	2%
GMV	1,275	1,507	-15%	-15%

Financial measures:
Revenue	50	20	156%	156%
Segment Adjusted EBITDA	(68)	(105)	35%

●
Revenue for Financial Services grew 156% YoY and on a constant currency basis, to $50 million in the third quarter of 2023. The YoY growth was driven primarily by improved monetization of our payments business and higher contributions from other services such as lending.

●
GMV for Financial Services declined 15% YoY and on a constant currency basis, consistent with our efforts to focus on ecosystem transactions.

●
Segment adjusted EBITDA for the quarter improved by 35% YoY to negative $68 million as we continue to reduce overhead expenses, attributable to improved operational efficiencies in our GrabFin cost structure. Cost of Funds, a variable cost that supports the payment platform, was higher YoY purely driven from increased transaction volumes. Cost of Funds represent 30% of our Financial Services segment cost structure. Digibank-related costs increased 11% QoQ as we prepare for the public launch of our Digibank outside of Singapore.

●
Loans disbursed to our ecosystem partners continued to gain traction. Year-to-date from January to September 2023, total loan disbursements grew 52% YoY to reach $1 billion, while total loans outstanding11 amounted to $275 million at the end of the third quarter. Customer deposits in GXS Bank, our digital bank in Singapore launched at the beginning of the year, stood at $362 million as at the end of the third quarter.

●
In September, our Malaysia digital bank, GX Bank Berhad (GXBank) was the ﬁrst of the ﬁve digital bank license applicants to receive the approval to commence operations from Bank Negara Malaysia, following the successful completion of an operational readiness review.

●
In October, KakaoBank, South Korea’s leading digital bank, announced its investment of a 10% stake in Superbank, the Indonesian digital bank backed by Grab and Singtel, through the subscription of new shares. Through this strategic partnership, Superbank will be able to leverage on KakaoBank’s expertise and proven competitiveness in digital finance to collaborate in the development of products and services, and drive digital banking innovation in Indonesia.

________

11 Total loans outstanding include current and non-current loan receivables held by Grab and GXS Singapore.

Enterprise and New Initiatives

($ in millions, unless otherwise stated)	Q3 2023	Q3 2022	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
GMV	50	48	4%	5%

Financial measures:
Revenue	28	15	83%	84%
Segment Adjusted EBITDA	21	8	160%

●
Revenue from Enterprise and New Initiatives rose 83% YoY, or 84% YoY on a constant currency basis for the third quarter of 2023, primarily attributable to growing contributions from Advertising. During the third quarter, the total number of active advertisers who joined our self-serve platform increased 83% YoY, as we continued to deepen Advertising penetration among our merchant-partners.

●
Segment adjusted EBITDA grew 160% YoY in the quarter compared to the same period in 2022, while segment adjusted EBITDA margins expanded to 41.0% as we improved the monetization of our Advertising offering.

About Grab

Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. According to research done by Euromonitor for Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, Grab remained the category leader in 2022 by GMV in online food deliveries and ride-hailing in Southeast Asia. Serving over 500 cities in eight Southeast Asian countries, Grab enables millions of people to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and strives to serve a triple bottom line: to simultaneously deliver financial performance for its shareholders and have a positive social and environmental impact in Southeast Asia.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19, currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2022, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Unaudited Financial Information

Grab’s unaudited selected financial data for the three months and nine months ended September 30, 2023 and 2022 included in this document is based on financial data derived from Grab’s management accounts that have not been reviewed or audited.

Non-IFRS Financial Measures

This document includes references to non-IFRS financial measures, which include: Adjusted EBITDA, Segment Adjusted EBITDA, Total Segment Adjusted EBITDA and Adjusted EBITDA margin. Grab uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses: Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs. However, there are a number of limitations related to the use of non-IFRS financial measures, and as such, the presentation of these non-IFRS financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. See below for additional explanations about the non-IFRS financial measures, including their definitions and a reconciliation of these measures to the most directly comparable IFRS financial measures.

Explanation of non-IFRS financial measures:

●
Adjusted EBITDA is a non-IFRS financial measure calculated as net loss adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment loss on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses.
●
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
●
Total Segment Adjusted EBITDA is a non-IFRS financial measure, representing the sum of Adjusted EBITDA of our four business segments.
●
Adjusted EBITDA margin is a non-IFRS financial measure calculated as Adjusted EBITDA divided by Gross Merchandise Value.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
($ in millions, unless otherwise stated)	$	$	$	$
Loss for the period	(99)	(342)	(496)	(1,349)

Net interest (income)/expenses	(31)	7	(62)	52
Net other expenses/(income)	12	3	17	(1)
Income tax expenses	16	4	22	7
Depreciation and amortization	37	38	108	110
Share-based compensation expenses	70	90	238	322
Unrealized foreign exchange gain	(4)	(5)	(13)	(10)
Impairment loss on goodwill and non-financial assets	*	*	1	3
Fair value change on investments	22	42	68	175
Restructuring costs	1	2	52	3
Legal, tax and regulatory settlement provisions	5	*	8	6
Adjusted EBITDA	29	(161)	(57)	(682)
Regional corporate costs	192	208	599	634
Total Segment Adjusted EBITDA	221	47	542	(48)

Segment Adjusted EBITDA
Deliveries	88	9	217	(82)
Mobility	180	135	494	342
Financial services	(68)	(105)	(213)	(322)
Enterprise and new initiatives	21	8	44	14
Total Segment Adjusted EBITDA	221	47	542	(48)

* Amount less than $1 million

This document also includes “Pre-InterCo” data that does not reflect elimination of intragroup transactions, which means such data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions.

We compare the percent change in our current period results from the corresponding prior period using constant currency. We present constant currency growth rate information to provide a framework for assessing how our underlying GMV and revenue performed excluding the effect of foreign currency rate fluctuations. We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

Operating Metrics

Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores. GMV is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of customer spend that is being directed through Grab’s platform. This metric enables Grab and investors to understand, evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to understand and compare, and to enable investors to understand and compare, Grab’s aggregate operating results, which captures significant trends in its business over time.

Total Payments Volume (TPV) means total payments volume received from consumers, which is an operating metric defined as the value of payments, net of payment reversals, successfully completed through our platform.

Monthly Transacting User (MTUs) is defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for any of Grab’s products or services. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs additionally include the monthly number of unique users who transact with Grab offline while recording their loyalty points on Grab's apps. MTUs is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Partner incentives is an operating metric representing the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue.

Consumer incentives is an operating metric representing the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue. Partner incentives and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Industry and Market Data

This document also contains information, estimates and other statistical data derived from third party sources (including Euromonitor), including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, and as such neither Grab nor the third-party sources (including Euromonitor) can guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

Unaudited Summary of Financial Results

Condensed consolidated statement of profit or loss and other comprehensive income

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
($ in millions, except for share amounts which are reflected in thousands and per share data)	$	$	$	$
Revenue	615	382	1,706	931
Cost of revenue	(375)	(321)	(1,122)	(968)
Other income	6	3	12	9
Sales and marketing expenses	(76)	(66)	(209)	(208)
General and administrative expenses	(131)	(150)	(415)	(481)
Research and development expenses	(99)	(116)	(319)	(356)
Restructuring costs	(1)	(2)	(52)	(3)
Net impairment losses on financial assets	(18)	(17)	(51)	(39)
Other expenses	(14)	(3)	(24)	(3)
Operating loss	(93)	(290)	(474)	(1,118)
Finance income	54	38	156	70
Finance costs	(18)	(40)	(81)	(112)
Net change in fair value of financial assets and liabilities	(22)	(42)	(68)	(175)
Net finance income/(costs)	14	(44)	7	(217)
Share of loss of equity-accounted investees (net of tax)	(4)	(4)	(7)	(7)
Loss before income tax	(83)	(338)	(474)	(1,342)
Income tax expense	(16)	(4)	(22)	(7)
Loss for the period	(99)	(342)	(496)	(1,349)

Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	1	-	*	*
Investments and put liabilities at FVOCI – net change in fair value	(9)	-	(15)	-
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	(38)	(52)	(52)	(106)
Other comprehensive loss for the period, net of tax	(46)	(52)	(67)	(106)
Total comprehensive loss for the period	(145)	(394)	(563)	(1,455)
*

Loss attributable to:
Owners of the Company	(91)	(327)	(469)	(1,297)
Non-controlling interests	(8)	(15)	(27)	(52)
Loss for the period	(99)	(342)	(496)	(1,349)

Total comprehensive loss attributable to:
Owners of the Company	(133)	(378)	(526)	(1,402)
Non-controlling interests	(12)	(16)	(37)	(53)
Total comprehensive loss for the period	(145)	(394)	(563)	(1,455)

Loss per share:
Basic	$ (0.02)	$ (0.08)	$ (0.12)	$ (0.34)
Diluted	$ (0.02)	$ (0.08)	$ (0.12)	$ (0.34)

Weighted-average ordinary shares outstanding:
Basic	3,907,945	3,831,531	3,887,446	3,806,577
Diluted	3,907,945	3,831,531	3,887,446	3,806,577

* Amount less than $1 million

As we incurred a net loss for the period ended September 30, 2023, basic loss per share was the same as diluted loss per share.

The number of outstanding Class A and Class B ordinary shares was 3,800 million and 112 million for the period ended September 30, 2023. 354 million potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the period ended September 30, 2023, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period.

Condensed consolidated statement of financial position

	September 30, 2023	December 31, 2022
($ in millions, unless otherwise stated)	$	$
Non-current assets
Property, plant, and equipment	475	492
Intangible assets and goodwill	917	904
Associates and joint venture	101	107
Deferred tax assets	34	20
Other investments	1,399	1,742
Loan receivables in the Financial Services segment	35	-
Prepayments and other assets	183	217
	3,144	3,482
Current assets
Inventories	46	48
Trade and other receivables	148	187
Prepayments and other assets	227	182
Loan receivables in the Financial Services segment	240	185
Other investments	1,780	3,134
Cash and cash equivalents	3,018	1,952
	5,459	5,688
Total assets	8,603	9,170
Equity
Share capital and share premium	22,622	22,278
Reserves	454	602
Accumulated losses	(16,788)	(16,277)
Equity attributable to owners of the Company	6,288	6,603
Non-controlling interests	42	54
Total equity	6,330	6,657

Non-current liabilities
Loans and borrowings	657	1,248
Provisions	17	18
Other liabilities	140	132
Deferred tax liabilities	20	18
	834	1,416

Current liabilities
Loans and borrowings	121	117
Provisions	39	38
Trade payables and other liabilities	895	930
Deposits from customers in the banking business	362	3
Current tax liabilities	22	9
	1,439	1,097
Total liabilities	2,273	2,513
Total equity and liabilities	8,603	9,170

Condensed consolidated statement of cash flow

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
($ in millions, unless otherwise stated)	$	$	$	$
Cash flows from operating activities
Loss before income tax	(83)	(338)	(474)	(1,342)
Adjustments for:
Amortization of intangible assets	4	4	12	14
Depreciation of property, plant and equipment	33	34	96	96
Impairment of property, plant and equipment	*	*	1	3
Equity-settled share-based payments	70	90	238	322
Finance costs	18	40	81	112
Net change in fair value of financial assets and liabilities	22	42	68	175
Net impairment loss on financial assets	18	17	51	39
Finance income	(54)	(38)	(156)	(70)
Gain on disposal of property, plant and equipment	(4)	*	(9)	*
Restructuring costs	1	-	52	-
Share of loss of equity-accounted investees (net of tax)	4	4	7	7
Change in provisions	*	(1)	-	*
	29	(146)	(33)	(644)
Changes in:
- Inventories	(2)	4	2	11
- Deposits pledged	(6)	2	(16)	3
- Trade and other receivables	3	54	23	(48)
- Loan receivables in the Financial Services segment	(53)	(2)	(119)	(68)
- Trade payables and other liabilities	23	25	(88)	(9)
- Deposits from customers in the banking business	334	-	364	-
Cash from/(used in) operations	328	(63)	133	(755)
Income tax paid	(6)	(9)	(21)	(19)
Net cash from/(used in) operating activities	322	(72)	112	(774)

Cash flows from investing activities
Acquisition of property, plant and equipment	(23)	(13)	(43)	(35)
Purchase of intangible assets	(8)	(1)	(26)	(8)
Proceeds from disposal of property, plant and equipment	13	2	27	7

Acquisition of businesses, net of cash acquired	-	(3)	-	(168)
Acquisition of additional interest in associates and joint venture	-	(74)	-	(109)
Net proceeds from/(acquisition of) other investments	429	(86)	1,633	(1,121)
Interest received	57	15	131	32
Net cash from/(used in) investing activities	468	(160)	1,722	(1,402)

Cash flows from financing activities
Proceeds from share-based payment arrangements	7	1	20	1
Payment of listing expenses	-	-	-	(39)
Proceeds from bank loans	38	23	88	88
Repayment of bank loans	(50)	(58)	(719)	(207)
Payment of lease liabilities	(10)	(8)	(30)	(24)
Acquisition of non-controlling interests without change in control	-	-	(27)	-
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control	9	29	10	29
Deposits pledged	4	(10)	2	(3)
Interest paid	(17)	(48)	(64)	(119)
Net cash used in financing activities	(19)	(71)	(720)	(274)

Net increase/(decrease) in cash and cash equivalents	771	(303)	1,114	(2,450)
Cash and cash equivalents at beginning of the period	2,282	2,793	1,952	4,991
Effect of exchange rate fluctuations on cash held	(35)	(43)	(48)	(94)
Cash and cash equivalents at end of the period	3,018	2,447	3,018	2,447

* Amount less than $1 million